SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

RELEVANT NOTICE

Net Serviços de Comunicação S.A. (“Company” or “NET”), a publicly held company, with headquarters located in the city and state of São Paulo, at Rua Verbo Divino, 1.356, 1º andar, Chácara Santo Antônio, Corporate Taxpayers’ Identification (CNPJ/MF) 00.108.768/00001-6.5, publicly announces, in compliance with CVM Instruction No. 358/02, the following relevant notice:

The Company and its creditors representing approximately 70% of its financial debt have entered into commitment letters (“Letter”) that reflect the terms and conditions to be implemented in the context of the Company’s capital restructuring plan (“Plan”). The Company is confident that this level of acceptance by its creditors, at this stage, facilitates the successful completion of the Plan. This concludes an important step that began on December 2, 2002, when the Company announced that it intended to seek an adequate capital structure. Since then, NET has been negotiating with a steering committee of its financial creditors new terms and conditions for the Company’s debt profile, aiming to reach a balance between the Company’s cash generation capability, considering its business maturity curve, and the needs of each of its creditors.

As further described, the Letter provides that the Company will offer creditors several options for the restructuring of the obligations owed to each creditor. Each creditor, consisting of holders of Real-denominated obligations represented by either Bilateral Agreements or Debentures; and holders of US dollar-denominated obligations represented by Bilateral Agreements, Multicanal Senior Notes and Net Sul Floating Rate Notes, will be able to choose the option that best fits with its own investment objectives, subject to adjustments based on potential over or under subscription. The options are summarized in the table below.

TABLE 1: Holders of Real denominated Credit – for each R$ 1,000.00 (*) held as of June 30, 2004

	Option A	Option B	Option C
Distribution	R$600.00 in senior debt principal amount ("Real denominated senior debt") plus an amount of voting shares and non-voting shares equivalent to R$400.00 to be issued by the Company.	R$600.00 in senior debt principal amount ("Real denominated senior debt") plus R$400.00 in Real denominated convertible subordinated debt ("subordinated convertible debt“)	An amount of voting shares and non-voting shares equivalent to R$1,000.00 to be issued by the Company.

Table 2: Holders of US dollar denominated Credit – for each US$ 1,000.00 (*) held on 6.30.04

	Option A-1	Option A-2**	Option C
Distribution	US$600.00 in senior debt principal amount ("US dollar denominated senior debt" and, together with the Real denominated senior debt, the “senior debt”) plus an amount of Company’s shares equivalent to US$400.00 to be issued by the Company.	Real denominated senior debt principal amount corresponding, in Reais, to US$600.00, plus an amount of Voting shares Shares and Non-voting Shares equivalent to US$400.00 to be issued by the Company	An amount of Voting shares Shares and Non-voting Shares issued equivalent to US$1,000.00 to be issued issued by the Company

(*) The amounts does not include any contractual penalties, which will be waived by the creditors upon the closing
(**) This option is not available for holders of Multicanal Senior Guaranteed Notes.

The terms and conditions of each new debt instrument were agreed as follows:

Table 3: Features of New Debt Instruments

	Real denominated senior debt		Real denominated subordinated debt	US dollar denominated senior debt
Interest Rate (accruing from July 1st, 2004)	2004-2005: CDI** + 2%p.a. 2006-2010: CDI** + 3%p.a.		IGPM* + 3% p.a., to be capitalized up to the senior debt settlement. Afterwards: CDI** + 3%p.a. (cash pay)	7% fixed or Libor + 3% p.a.
Amortization	Fixed 2006 5% + 2007 15% + 2008 25% + 2009 25% + 2010 0% +	Flexible Base or Stressed 5% or 0% 10% or 0% 10% or 0% 5% or 0% 0% or 30%	Bullet in 2012	Fixed 2006 5% + 2007 15% + 2008 25% + 2009 25% + 2010 0% +	Flexible Base or Stressed 5% or 0% 10% or 0% 10% or 0% 5% or 0% 0% or 30%
Compulsory pre-payment	Cash Sweep		Cash Sweep	Cash Sweep
Convertibility	Non convertible		Convertible at anytime into 2,221 shares for each R$1,000 of original principal amount inclusive of all interest accrued thereon.	Non convertible

(*) IGPM - General Market Price Index
(**) CDI - Interbank Deposit Interest Rate

The Letter provides that the Company will make a cash payment at the closing of the Plan to the holders of the new senior debt equal to the amount of interest that would have accrued thereon from July 1st, 2004 until closing as if such senior debt had been outstanding for that period. The Letter provides that this number of equity shares (Options A, A-1, A-2 and C) to be issued at closing will be adjusted to reflect a deemed interest accrual from July 1st, 2004 through closing.

The Company will make interest and principal payments on the senior debt on a quarterly basis commencing, in the case of interest, on the first quarterly payment date following closing and, in the case of principal, on March 15, 2006, with the final installment of principal due no later than December 15, 2010.

The schedule for amortizing the senior debt will be the sum of a fixed portion that covers 70% of the principal amount and a flexible portion that covers 30% of the principal amount. The fixed amortization will be amortized on a quarterly basis starting in 2006 (5% of the principal), 2007 (15% of the principal), 2008 (25% of the principal) and 2009 (25% of the principal).

The remaining 30% principal amount of the senior debt will be amortized at the percentage set out below on the dates started in column “A-original (base) date“. If (i) the CDI rate accruing from January 2, 2004 until the last day of the due date for the preceding quarter, or (ii) the average exchange rate during the second week immediately preceding the due date for the quarterly payment, is equal or higher than the thresholds set out in column “B- conditions”, then the due date for amortization of the installment referred to in column ”A” shall automatically apply as per column “C- alternative date (stress)”

Table 4: Amortization Schedule

% of	A –original	B – conditions		C –alternative date
principal	(base) date	Accumulated CDI	Foreign Exchange	(stress)
1.25%	15/mar/2006	‹= 1.417 at dec/05	‹= R$ 4.00/US$	15/mar/2010
1.25%	15/jun/2006	‹= 1.479 at mar/06	‹= R$ 4.00/US$	15/mar/2010
1.25%	15/sep/2006	‹= 1.543 at jun/06	‹= R$ 4.50/US$	15/mar/2010
1.25%	15/dec/2006	‹= 1.610 at sep/06	‹= R$ 4.50/US$	15/mar/2010
2.50%	15/mar/2007	‹= 1.680 at dec/06	‹= R$ 4.50/US$	15/mar/2010
2.50%	15/jun/2007	‹= 1.767 at mar/07	‹= R$ 4.50/US$	15/jun/2010
2.50%	15/sep/2007	‹= 1.859 at jun/07	‹= R$ 4.50/US$	15/jun/2010
2.50%	15/dec/2007	‹= 1.955 at sep/07	‹= R$ 4.50/US$	15/jun/2010
2.50%	15/mar/2008	‹= 2.057 at dec/07	‹= R$ 4.70/US$	15/sep/2010
2.50%	15/jun/2008	‹= 2.164 at mar/08	‹= R$ 4.70/US$	15/sep/2010
2.50%	15/sep/2008	‹= 2.277 at jun/08	‹= R$ 4.70/US$	15/sep/2010
2.50%	15/dec/2008	‹= 2.396 at sep/08	‹= R$ 4.70/US$	15/dec/2010
1.25%	15/mar/2009	‹= 2.521 at dec/08	‹= R$ 4.90/US$	15/dec/2010
1.25%	15/jun/2009	‹= 2.674 at mar/09	‹= R$ 4.90/US$	15/dec/2010
1.25%	15/sep/2009	‹= 2.835 at jun/09	‹= R$ 4.90/US$	15/dec/2010
1.25%	15/dec/2009	‹= 3.007 at sep/09	‹= R$ 4.90/US$	15/dec/2010

Additionally, the Company is subject to various mandatory prepayment provisions including, starting on July 15, 2006, a cash sweep mechanism as further described below. Such prepayments will reduce the principal first for the senior debt in reverse order of its maturity and then for the subordinated debt.

The subordinated convertible debt (Option B) will accrue interest equivalent to IGPM + 3% p.a. from July 1st, 2004 until the senior debt is repaid. Such interest will not be paid in cash but will be capitalized and added to the principal amount of the subordinated convertible debt on an annual basis. Prior to the time that the senior debt has been repaid in full, each R$1,000.00 of original principal amount of the subordinated debt including of all interest accrued thereon, may be convertible at the option of the holder into an aggregate of 2,221 shares of the Company. After the senior debt has been repaid in full, the subordinated convertible debt will cease to be convertible and will thereafter pay cash interest on a quarterly basis, at an interest rate equal to CDI plus 3%. The principal amount of the subordinated convertible debt will be repayable in a single installment on December 15, 2012, subject to mandatory prepayment provisions.

All the senior debt and the subordinated convertible debt issued in connection with the restructuring will be guaranteed by all of the Company’s wholly-owned subsidiaries, on a joint basis. The senior debt will be secured by the pledge of (i) all of the shares held by NET in its subsidiaries; (ii) all of its network assets; and (iii) all of receivables held by the operations of São Paulo, Santos and Rio de Janeiro; in case of foreclosure, the holders of the senior debt will be entitled to receive 30% of the overall amount actually received in respect of the receivables of the three operations mentioned above until full recovery of the respective credits. The subordinated convertible debt will initially be unsecured; once the senior debt has been repaid the collateral that had secured the senior debt will thereafter secure the subordinated convertible debt.

The Company may prepay the senior debt and the subordinated convertible debt at any time in whole or in part at its option, and must make mandatory prepayments in specific situations (i.e., pursuant to the cash flow mechanism and out of new equity and debt issuances). Prepayments shall first amortize the senior debt principal amount in reverse order of maturity; once the senior debt is fully repaid, prepayments will amortize the subordinated convertible debt.

The Term Sheet lists the main covenants. Below, we summarize them grouping into ?Non-Financial and Financial:

1. Non Financial

  Delivery of financial statements;

  Delivery of compliance certificates;

  Negative pledge;

  Limitations on transactions with related parties;

  Restricted payments; and

  Permitted investments.

2. Financial

  Effective June 2006, a Cash Flow Sweep (“CFS”) mechanism comes into effect. As defined in the Letter, the CFS will be calculated on a percentage of the Excess Cash Flow generated in the previous year (i.e. 2005 will be the basis for the first calculation), considering a minimum cash balance of R$120.0 million (adjusted by IGPM) (“minimum cash”). The percentages of the Excess Cash Flow will be 70% in the years 2005, 2006 and 2007, 75% in 2008, 80% in 2009, and from 2010 onwards, 85%;

  80% of the proceeds from the sale of assets and new indebtedness must be used for prepayments of debt;

  70% of the proceeds from new cash equity issuances that are in excess of the amount, if any, required to bring the amount of the Company’s cash to a level equal to the Minimum Cash shall be used for prepayments of debt;

  Capital Expenditures (“Capex”) will be capped at US$50.0 million in 2004 and, from 2004 on, at US$50.0 million adjusted by the US consumer price index;

  EBITDA minus Capex to Interest Expense will be measured on a quarterly basis and shall not be below the following minimum ratios:

2Q04 through 4Q04 -	1.10x
2005 -	1.25x
2006 -	1.35x
2007 -	1.90x
2008 -	2.70x
2009 onwards -	4.80x

  Maximum total debt (excluding subordinated convertible debt) to EBITDA will be measured on a quarterly basis and shall not exceed the following ratios:

3Q04 through 4Q04 -	3.2x
2005 -	3.0x
2006 -	2.5x
2007 -	2.0x
2008 onwards -	1.5x

Under the Plan, the Company has agreed to issue up to 1,825,021,996 shares. The Letter provides that these new shares would be first offered in a public offering in Brazil registered at the Brazilian Securities Exchange Commission (CVM) in which current shareholders will be able to exercise their preemptive rights.

Under this structure, the price of such equity will be determined pursuant to a book-building mechanism. In the event that the book building results in an issuance price of R$0.35 or above, the Company will then consummate the sale of such equity and will pay the creditors cash in the amount of R$0.35 in lieu of each share that otherwise would be issued to them in the restructuring. In the event that the offering does not result in a price of R$0.35 or more, the creditors will receive one equity share for each R$0.35 of debt claim held by them. As a result, the debt is converted into equity. If the book building results in an issuance price above of R$0.35 per share, 80% of the excess amount will be used to repay the senior debt.

The Letter also provides that the Company may make a placement of its shares prior to the closing or at closing at a price of not less than R$0.35 per share and to substitute the cash proceeds thereof for all or a portion of the equity shares including the shares related to the subordinated convertible debt otherwise issueable to the creditors.

This provision would allow for the implementation of the transaction announced today by NET’s controlling shareholders, Globo Comunicações e Participações S.A. (“Globopar”) and Teléfonos de México, S.A. de C.V. (“Telmex”), as discussed in a separate Relevant Notice that is being issued simultaneously.

Below, we summarize the main points related to Corporate Governance that impact those creditors that receive equity as part of the Plan (it being understood that these provisions will not apply if the company substitutes cash for all of the equity otherwise issueable to the creditors):

  The Creditors receiving voting shares shares will have 90 days to trade these shares among themselves in an unrestricted manner;

  The voting shares shares received by Creditors under the Plan may be contributed to a holding company in Brazil and or to a holding Company abroad, as the case may be (jointly, “CHCs”); if CHCs jointly hold at least 3.5% in the voting stock of NET, CHCs will be entitled to join the NET Shareholders’ Agreement, jointly with the current controlling shareholders;

  The Shareholders’ Agreement will establish that (i) while CHCs hold the 3.5% interest referred to above, some matters listed in the Term Sheet will be conditioned to the favorable vote of Globopar and of at least two out of the three financial investors (i.e., BNDES Participações, Bradesplan Participações S.A. and CHCs; and (ii) while CHCs hold at least 8% of the voting stock of NET, some matters also listed in the Term Sheet will be conditioned to the favorable vote of CHCs jointly;

  CHCs will be entitled to jointly appoint a member of the Board of Directors of NET;

  The shares held by CHCs in NET will be subject to the preemptive rights and 100% tag-along rights set out in the current shareholders agreement;

  The relationship between shareholders in CHCs will be governed by the shareholders agreement executed for each such CHC;

  Joint exercise of rights by CHCs under the NET’s shareholders agreement shall be regulated in a separate agreement to be registered with the Company;

  Transfers of shares issued by each CHC will be subject to preemptive rights as agreed on between the corresponding CHC shareholders, in the first place, and between the current controlling shareholders, in the second place.

Upon the closing of the proposed capital structure, the Company believes that it will have achieved, with the strong support of its creditors, the goals set in the beginning of this process, as follows:

(i)

To adequate its schedule of principal amortizations and interest payments to the levels that can be supported by its operating cash flows and that is adequate to the volatility and risk of the market where the Company operates;

(ii)	To mitigate the risk of refinancing this debt by substantially reducing the previous dependence on financial markets.

The obligations undertaken by the parties in the Letters are subject to the satisfaction of a number of important conditions precedents. These include, but are not limited to (i) the negotiation and execution of definitive agreements reflecting the terms contained in the Letter and in the Term Sheet attached to the Letter and other terms agreed to by the parties, in form and substance satisfactory to the creditors, (ii) the non-existence of material changes in the Company’s status and in macroeconomic conditions; (iii) the adherence of creditors representing at least 95% of the debt to be restructured; and (iv) other customary conditions to be contained in the definitive agreements.

The Letters are valid until September 30, 2004, and automatically renewable until November 30, 2004. The Company is not at this point able to estimate the date upon which the closing of the capital restructuring will occur.

Each creditor that is party to Letter has agreed that for so long as the Term Sheet is enforce it will not take any action to collect its respective credits against NET, either through court or administrative proceeding or enforcement or collateral.

If the restructuring were to be consummated in accordance with the terms set forth in the Letter and with the participation of 100% of the creditors, the Company believes that it would convert at least R$560.0 million of its estimated total debt of R$1.4 billion, principal plus accrued interest (as of June 30, 2004) into equity. This amount excludes the conversion that may occur in the future with the subordinated debt, which in this estimated scenario would be R$80.0 million. Thus, the Company would have a senior debt of approximately R$730.0 million and a subordinated convertible debt of approximately R$80.0 million. The Company estimates that approximately 60% of the total debt (senior plus subordinated) would be real denominated. Under these assumptions, NET would show the following ratios, in a pro forma basis, after completion of the restructuring:

Total senior debt to 2003 EBITDA	2.4x
Total senior debt to LTM EBITDA (jul/03–jun/04)	2.2x
LTM EBITDA to Pro Forma Interest Expenses (Next 12 months)	2.0x

The Company will also host conference calls as detailed below:

  Portuguese Conference Call: June 29, 2004 –11:30 am, US Eastern Time

  English Conference Call: June 29, 2004 –1:30 pm, US Eastern Time

São Paulo, June 27, 2004.

Leonardo P. Gomes Pereira
Chief Financial and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.